Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock purchased by Cascade Investment, L.L.C. during the period December 29, 2008 through January 12, 2009. All of the acquisitions were affected on the New York Stock Exchange through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share
12/29/2008	75,000	$22.9796
12/30/2008	230,000	$23.5000
12/31/2008	288,394	$24.4720
1/2/2009	426,706	$24.9669
1/5/2009	304,900	$24.9669
1/6/2009	498,655	$25.8386
1/7/2009	476,345	$25.2153
1/8/2009	460,100	$25.3927
1/9/2009	500,000	$25.4318
1/12/2009	500,000	$24.3342